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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 194 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the transition period from    to

                         Commission File Number: 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Bunge North America, Inc. Savings Plan
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606
--------------------------------------------------------------------------------

                     BUNGE NORTH AMERICA, INC. SAVINGS PLAN


                                TABLE OF CONTENTS
                                -----------------

                                                                                               Page
                                                                                               ----
Report of Independent Registered Public Accounting Firm                                          2

Financial Statements:

   Statements of Net Assets Available for Benefits as of December 31, 2003 and
   2002                                                                                          3

   Statements of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2003 and 2002                                                     4

   Notes to Financial Statements                                                                 5

Supplemental Schedule (*):

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year),
      December 31, 2003                                                                          9

Signature Page                                                                                   10

Exhibit Index                                                                                    11

__________________
(*) All other schedules are omitted due to absence of conditions which require their inclusion.

REPORT OF INDEPENDENT REGISTERED
   PUBLIC ACCOUNTING FIRM

Bunge North America, Inc. Savings Plan

We have audited the accompanying financial statements of the Bunge North America, Inc. Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
St. Louis, Missouri

May 20, 2004

BUNGE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                       2003              2002
                                                       ----              ----

INVESTMENTS--At fair value:
  Mutual funds                                      $2,505,382        $1,695,076
  Interest in Bunge Limited common shares               88,449            18,941
                                                    ----------        ----------

           Total investments                         2,593,831         1,714,017
                                                    ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $2,593,831        $1,714,017
                                                    ==========        ==========


See notes to the financial statements.

BUNGE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                            2003         2002
                                                            ----         ----

ADDITIONS TO NET ASSETS:
  Dividends and capital gains distribution               $   28,714   $   28,369
  Participants' contributions                               559,276      518,154
  Employer contributions                                     54,962       45,099
  Rollovers                                                  44,255        5,644
  Net appreciation in value of investments                  419,163            -
                                                         ----------   ----------

           Total                                          1,106,370      597,266
                                                         ----------   ----------

DEDUCTIONS FROM NET ASSETS:
  Net depreciation in value of investments                        -      356,378
  Participants' withdrawals                                 181,216       97,546
  Plan transfers (Note 9)                                    45,050            -
  Expenses                                                      290          376
                                                         ----------   ----------

           Total                                            226,556      454,300
                                                         ----------   ----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS               879,814      142,966

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year      1,714,017    1,571,051
                                                         ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year           $2,593,831   $1,714,017
                                                         ==========   ==========


See notes to the financial statements.

BUNGE NORTH AMERICA, INC. SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge North America, Inc. Savings Plan (the "Plan") was established as of April 1, 1996. Significant accounting policies followed by the Plan are as follows.

     Basis of Accounting--The financial statements of the Plan have been prepared in conformity with the accrual basis of accounting.

     Investments--Investments in Bunge Limited common shares, and mutual funds are stated at fair value which is based on quoted market prices. Investment transactions are accounted for on the trade date. Investment income includes interest and dividends. Interest and dividend income is recorded when earned. Earnings on investments are allocated to participants based on account balances.

     Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and during the reported period. Actual results could differ from those estimates.

     The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan and is administered by the Savings Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company's Board of Directors have appointed certain employees to serve as trustees of the Plan. The Plan is designed to qualify under Section 401(k) of the Internal Revenue Code. The descriptions of Plan terms in the following notes to financial statements provide only general information. Participants should refer to the Plan agreement for more complete descriptions of the Plan's provisions. All regular, hourly employees whose terms and conditions of employment are not subject to a collective bargaining agreement (unless or until participation in the Plan is agreed to in writing by the employer and the collective bargaining agent), are immediately eligible to participate in the Plan. Union employees' are eligible to participate in the Plan subject to the terms of their collective bargaining agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

3.   CONTRIBUTIONS AND WITHDRAWALS

     Effective January 1, 2002, non-union participants may contribute up to 50% of their base pay on a pre-tax basis. Contribution limits for union participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2003 could not exceed $12,000 ($11,000 in 2002). However in 2003, if a participant reached age 50 by December 31, 2003, they were able to contribute an additional $2,000 "catch up" contribution to the Plan on a pre-tax basis.

     The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests.

     The employer matches non-union hourly participants an amount equal to 25% of each such participant's pretax contributions, not to exceed 6% of the participant's compensation for each pay period the participant makes pretax contributions, not to exceed $520 for the plan years ended December 31, 2003 and 2002. The employer match for union participants is subject to their respective collective bargaining agreements.

     Although such matching contributions are credited to individual participants' accounts, they will not be fully vested until a participant is credited with five or more years of continuous service and will be forfeited if participants leave the Company (with less than five years of continuous service) for any reason other than normal retirement, permanent disability, death or the termination of the Plan. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

     Upon entry into the Plan, participants have investment alternatives for the investment of their contributions. Employer matching contributions are initially allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, employer contributions may be allocated by the participant among all investment alternatives.

     Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59 1/2 withdrawals permitted by the Plan.

     Following normal retirement, participants must withdraw their entire account balances by lump sum or any other form of payment which is allowed by the Plan.

     Effective April 1, 2001, the Plan was amended to allow participants the option of making qualified, as defined by the Plan document and the Internal Revenue Code ("IRC"), rollover contributions into the plan.

4.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time or to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, participants will become 100 percent vested in their employer contributions. See Note 10 for Plan amendment, which changes employer groups that are covered by the Plan.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended subsequent to the applicable date of that letter (see Note 10). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.

6.   RELATED PARTY TRANSACTIONS

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid by the Company.

7.   INVESTMENTS

     The following investments represent five percent or more of net assets available for benefits at December 31, 2003 and 2002:

                                                         2003             2002
                                                         ----             ----

     Putnam New Opportunities Fund                   $  910,089       $  596,692
     Vanguard Institutional Index Fund                  749,668          508,809
     PIMCO Total Return Fund                            332,364          263,398
     Putnam Money Market Fund                           350,513          261,969
                                                     ----------       ----------

                                                     $2,342,634       $1,630,868
                                                     ==========       ==========

     The net appreciation (depreciation) in fair value, including realized gains and losses, for each class of investments as presented on the statement of net assets available for benefits for the years ended December 31, 2003 and 2002 is as follows:

                                                             2003        2002
                                                             ----        ----

     Mutual funds                                         $ 402,487   $(358,115)
     Bunge Limited common shares (1)                         16,676       1,737
                                                          ---------   ---------

     Net appreciation (depreciation) in value of
     investments                                          $ 419,163   $(356,378)
                                                          =========   =========

     (1) Beginning in January 2002, the Plan allowed for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. At December 31, 2003 and 2002, the Plan held 2,687 and 787, respectively, common shares of Bunge Limited. During 2003 and 2002, the Plan recorded dividend income of $657 and $128, respectively, and net appreciation in fair value of $16,676 and $1,737, respectively, from Bunge Limited common shares.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of contributions per the financial statements to the Form 5500 for 2002:

                                                                          2002
                                                                          ----

     Employer contributions per the financial statements                $ 45,099
     Plus: employer contribution receivable at beginning of year           7,149
                                                                        --------

     Employer contributions per the Form 5500                           $ 52,248
                                                                        ========

     Participant contributions per the financial statements             $518,154
     Plus: participant contribution receivable at beginning of year       39,635
                                                                        --------

     Participant contributions per the Form 5500                        $557,789
                                                                        ========

9.   PLAN TRANSFERS

     Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant's active account.

10.  SUBSEQUENT EVENT

     Effective January 1, 2004, the Plan was amended. As a result of this amendment, nonunion hourly participants of the Plan were transferred to the Bunge Retirement Savings Plan (the "New Savings Plan") (formerly, the Bunge North America, Inc. Profit Sharing Plan). The Plan continues to cover union employees. In addition, participants of the Central Soya 401(k) Plan are now included in this Plan. The New Savings Plan has different plan provisions including: changing the recordkeeper, investment options available to participants, contribution limits and employer contribution match; option for participant loans; and 100% vesting of employer contributions at the time of such contributions. Participants should refer to the New Savings Plan document for complete details. The Plan administrator and the Plan's tax counsel believe that the amended New Savings Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. For remaining Plan participants, the Plan was amended to change the trustee, recordkeeper, and investment options available to participants.

BUNGE NORTH AMERICA, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------


                                                           Number of    Market
                     Description                             Shares      Value
                     -----------                             ------      -----

INTEREST IN MUTUAL FUNDS:
  Equity Growth Fund:
    Putnam New Opportunities Fund                            24,127   $  910,089
    Putnam Investors Fund                                     7,607       85,046
    Legg Mason Value Institutional Portfolio Fund               852       53,122
    American Funds New Perspective Fund                         500       12,255
    Oppenheimer Capital Appreciation Fund                       285       11,025
    Wellington Trust Co. II Core Equity                         172        1,300

  S&P 500 Equity Fund:
    Vanguard Institutional Index Fund                         7,366      749,668

  Bond Fund:
    PIMCO Total Return Fund                                  31,033      332,364

  Money Market Fund:
     Putnam Money Market Fund                               350,513      350,513
                                                                      ----------

           Total interest in mutual funds                              2,505,382

*INTEREST IN COMMON SHARES--Bunge Limited                     2,687       88,449
                                                                      ----------

           Total investments                                          $2,593,831
                                                                      ==========


* Party-in-interest

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Bunge North America, Inc. Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Bunge North America, Inc. Savings Plan

Date: June 28, 2004                            By: /s/ Michael M. Scharf
                                                  ------------------------------
                                                  Name: Michael M. Scharf
                                                  Title: Plan Trustee

                                  EXHIBIT INDEX

             Exhibit
             Number        Description of Document
             ------        -----------------------

              23.1         Consent of Independent Registered Public
                           Accounting Firm